Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-232370
November 25, 2019

Nutriband

Nutriband Inc.
OTC: NTRB

Public Offering
Presentation

Investing in our securities involves a high degree of risk. See "Risk Factors" beginning on page 8 of the prospectus included as part of the registration statement for a discussion of information that should be considered in connection with an investment in our securities.

This presentation has been prepared by Nutriband Inc. ("the Company") solely for informational purposes based on its own information, as well as information from public sources. This presentation has been prepared to assist interested parties in making their own evaluation of the Company and does not purport to contain all of the information that may be relevant. In all cases, interested parties should conduct their own investigation and analysis of the Company and the data set forth in this presentation and other information provided by or on behalf of the Company. This presentation does not constitute an offer to sell, or a solicitation of an offer to buy, any securities of the Company by any person in any jurisdiction in which it is unlawful for such person to make such an offering or solicitation. Except as otherwise indicated, this presentation speaks as of the date hereof. Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of the securities of the Company or passed upon the accuracy or adequacy of the information contained in the Registration Statement or this summary. Any representation to the contrary is a criminal offense. The delivery of this presentation shall not, under any circumstances, create any implication that there has been no change in the affairs of the Company after the date hereof. Certain of the information contained herein may be derived from information provided by industry sources. The Company believes that such information is accurate and that the sources from which it has been obtained are reliable.

The statements contained or incorporated by reference in this presentation include forward-looking statements that involve risks and uncertainties. The forward-looking statements contained in the presentation and the preliminary prospectus reflect our beliefs, assumptions and uncertainties and can change as a result of many possible events or factors, not expressed in our forward-looking statements. Factors that could cause our actual results to differ materially from those indicated in our forward-looking statements include, but are not limited to, those factors and risk factors identified under the captions "Cautionary Note Concerning Forward-Looking Statements," "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in the Registration Statement for this offering to which this communication relates. You should carefully consider all risks before you make an investment decision with respect to our common stock. We disclaim any obligation to publicly update or revise any forward-looking statements to reflect changes in underlying assumptions or factors, new information, future events or other changes. The financial information included in this presentation is qualified in its entirety by the Company's consolidated financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" which appear in the Registration Statement.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates and is subject to completion. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC's website athttps://www.sec.gov/edgar/searchedgar/companysearch.html. Alternatively, the underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus if you request it by contacting: WallachBeth Capital, LLC. at (646) 998-7602 , or by email at cap-mkts@wallachbeth.com.

Unless otherwise indicated, information in this presentation is as of November 25, 2019.



ABOUT NUTRIBAND

Nutriband is primarily engaged in the development of a portfolio of transdermal(delivered through the skin) pharmaceutical products.

Our lead product under development is our abuse deterrent fentanyl transdermal system which we are developing to provide clinicians and patients with an extended release transdermal fentanyl product for use in managing chronic pain requiring around the clock opioid therapy combined with properties designed to help combat the opioid crisis by deterring the abuse and misuse of fentanyl patches. Our lead product is currently in the preclinical stage and that we indend to use a portion of the proceeds of the offering for research and development of our abuse deterrent fentanyl transdermal system. Due to insufficient resources, we delayed the product development program. We cannot assure you that we will be able to successfully develop and obtain FDA approval of our transdermal fentanyl product

It is our belief that our abuse deterrent technology can be broadly applied to various transdermal products and our strategy is to follow the development of our abuse deterrent fentanyl transdermal system with the development of additional transdermal prescription products for pharmaceuticals that have risks or a history of abuse.

COMPANY STRUCTURE

Nutriband Inc - OTCQB Trading Symbol: NTRB
Headquarters - Orlando, Florida

4P Therapeutics LLC - Subsidiary

Nutriband acquired 4P Therapeutics on August 1, 2018

As a result of the acquisition, the focus of our business became the development of 4P Therapeutics' portfolio of pharmaceutical transdermal products, with our lead product being the abuse deterrent fentanyl transdermal system.

We have received patent protection from the European Patent Office and the Japan patent office for the abuse deterrent transdermal technology patent used in our lead product, an abuse deterrent fentanyl transdermal system. We have not received any response from the United States Patent and Trademark Office.

The Fentanyl Abuse Problem.

Our lead product under development is our abuse deterrent fentanyl transdermal system.

As the United States faces an epidemic of opioid abuse, fentanyl transdermal patches have become an attractive target for recreational drug abusers due to the drug's potency and its ease of abuse by the oral route.

We are looking to utilize our proprietary approach to incorporate aversive agents into the transdermal patch to deter the abuse of fentanyl patches by the oral, buccal and inhaled routes, which represent as much as 70% of all transdermal fentanyl abuse.

"The opioid epidemic in this country has staggering human consequences," - Scott Gottlieb. Hearing before Seanate Committee on Health, Education, Labor and Pensions. "I think this is the biggest crisis facing the agency."

More than 70,200 people died from opioid overdoses in 2017, according to the U.S. Centers for Disease Control and Prevention.

"Fentanyl's superior potency makes it a good medication for pain and a good target for abuse. And while it may not be as familiar as other prescription opiates or street drugs like heroin, it is causing a wave of overdoses and deaths."
Nora D. Volkow, MD - Director of National Institute on Drug Abuse.



3 Waves of the Rise in Opioid Overdose Deaths
Deaths per 100,000 population
10
9
8
7
6
5
4
3
2
1
0
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
Other Synthetic Opioids
e.g., Tramadol and Fentanyl, prescribed or illictly manufactured
Commonly Prescribed Opioids
Natural & Semi-Synthetic Opioids and Methadone
Heroin
Wave 1: Rise in Prescription Opioid Overdose Deaths
Wave 2: Rise in Heroin Overdose Deaths
Wave 3: Rise in Synthetic Opioid Overdose Deaths
SOURCE: National Vital Statistics System Mortality File.

American Society of Addiction Medicine 2016 Opioid Addiction Facts & Figures

National Estimates of Drug-Related Emergency Department Visits - All Misuse and Abuse. SAMHSA 2014

Gatehouse, J & Macdonald, N. "Fentanyl: The king of all opiates, and a killer drug crisis". Macleans 6/22/15

Other Uses of the Technology

We believe that our abuse deterrent technology can be broadly applied to various transdermal products and our strategy if we are successful in developing and obtaining FDA approval of the fentanyl transdermal system.



Contract Research at 4P

4P Therapeutics conducts contract research and development and other services for a small number of clients in the life sciences field .

The work includes:
- early stage drug and device preclinical studies
- commercial biologic manufacturing support
- clinical-regulatory consulting
- drug or device clinical studies
- formulation/analytical services relating to the chemistry
- manufacturing and controls function of drug manufacturing.

The current continuing arrangements are varied, from purchase order supported per animal study fees, to hourly rate research and development services, to flat rate contract research and development projects. Neither we nor current clients have any long-term commitments, and either party can terminate at any time.



SELECTED CONSOLIDATED FINANCIAL DATA

The following information as of January 31, 2019 and 2018 and for years in then ended has been derived from our audited consolidated financial statements which appear in the prospectus. The following information as of July 31, 2019 and for the six months ended July 31, 2019 and 2018 has been derived from our unaudited financial statements which appear in the prospectus.

Balance Sheet Information:

	Six Months Ended July 31		Year Ended January 31	
	2019	2018	2019	2018
Revenue	$ 268,503	$ —	$ 245,285	$ —
Cost of revenue	316,753	—	288,301	—
Selling, general and administrative expenses	974,523	2,326,870	3,288,224	171,496
Intangible impairment charge	—	—	—	2,500,000
Net (loss)	(1,023.918)	(2,326,870)	(3,331,240)	(2,671,496)
Net (loss) per share of common stock (basic and diluted)	$ (0.19)	$ (0.44)	$ (0.62)	$ (0.56)
Weighted average shares of common stock outstanding (basic and diluted)	5,423,956	5,265,406	5,352,321	4,803,005

Statement of Operations Information:

	July 31	January 31	
	2019	2019	2018
Current assets	$ 152,875	$ 590,466	$ 164,899
Working capital (deficiency)	(567,134)	187,460	121,508
Accumulated deficit	(7,204,568)	(6,180,650)	(2,849,410)
Stockholders' equity	1,633,142	2,404,612	121,508

MANAGEMENT TEAM



SINESS
ly ireland

Gareth Sheridan
Chief Executive Officer

Gareth Sheridan, our founder, has been chief executive officer and a director since our organization in 2016. In 2012, Mr. Sheridan founded Nutriband Ltd., an Irish company which we acquired in 2016. Mr. Sheridan was named Ireland's 'Young Entrepreneur of the Year' in 2014 in the National Bank of Ireland Startup Awards for establishing Nutriband Ltd.

Mr. Sheridan has further business awards from S. Dublin's Best Young Entrepreneur and Nutriband Ltd as S. Dublin's Best Startup Company. Mr. Sheridan has also worked as a Business Mentor with 100 Minds, a social enterprise founded in 2013, that brings together some of Ireland's top college students and connects them with one cause to achieve large charitable goals in a short space of time.

Mr. Sheridan is also a past Nissan Generation Next Ambassador, receiving the acknowledgement in 2015 by Nissan Ireland as one of Ireland's future generational leaders.

Mr. Sheridan received a B.Sc. in Business and Management from Dublin Institute of Technology in 2012 where he concentrated on international economics, venture creation and entrepreneurship.



Vitalie Botgros
Chairman of Board

Vitalie Botgros has served as chairman or the board and a director since January 14, 2016. Since 2007 Mr. Botgros has been the chief executive officer and a stockholder of MJet GmbH, Schwechat, Austria, which specializes in executive business jets management and operations, as well as aviation consulting. Prior to founding MJet, Mr. Vitalie held specialized positions involving financial management for airline executives, marketing and sales. Mr. Botgros attended the State University of the Republic of Moldova from 1990 to 1995, graduating with a degree in law in 1995. Mr. Botgros brings extensive knowledge of international business and business operations and networks. Mr. Botgros works for us on a part-time basis.



Sean Gallagher
President

Sean Gallagher has been president since February 2018 and a director since July 2018. Mr. Gallagher's business ventures include serving as chief executive officer of a commercial real estate company, Clyde Real Estate, which he founded in 2014, Ireland's largest home technology company, Smarthomes, which he founded in 2000, and a director of Team Horizon, a pharmaceutical engineering company, since 2015. Mr. Gallagher also stood, as an Independent candidate, and was runner up, in the 2011 Irish Presidential Election. From 1994 to 2000, he was vice chief executive officer of one of Ireland's Government Enterprise Agencies and has spent more than 20 years training and mentoring hundreds of start-ups and emerging entrepreneurs. Mr. Gallagher qualified with an MBA from the University of Ulster. Mr. Gallagher devotes most of his time to our business. Mr. Gallagher works for us on a part-time basis

MANAGEMENT TEAM



Serguei Melnik
Chief Financial Officer

Serguei Melnik has been our chief financial officer and a director since January 2016. Mr. Melnik has been involved in general business consulting for companies in the U.S. financial markets and setting up the legal and financial framework for operations of foreign companies in the U.S. During the last 15 years, Mr. Melnik, through his consulting company Wolf Blitz Inc. consulted on multiple international trade deals with the clients from Ecuador, Ukraine, Moldova, and Romania. Mr. Melnik received his law degree from Moldova State University and his masters in applied economics from the University of Central Florida.



Gerald Goodman
Chief Accounting Officer

Gerald Goodman has been our chief accounting officer since July 31, 2018. Mr. Goodman is a certified public accountant and, since 2014, has practiced with his own firm, Gerald Goodman CPA P.C. From January 1, 2010 until December 31, 2014, Mr. Goodman practiced with Madsen & Associates, CPA's Inc., Murray, Utah, and was a non-equity partner and managed the firm's SEC practice. Mr. Goodman is a director of Lifestyle Medical Network, Inc., which provides management services to healthcare providers. From 1971 to 2010, Mr. Goodman was a partner in the accounting firm of Wiener, Goodman & Company P.C. Mr. Goodman is a 1970 graduate of Pennsylvania State University where he received a B.S. Degree in Accounting. Mr. Goodman works for us on a part-time basis.



Alan Smith
Chief Operating Officer

Alan Smith, Ph.D. has been our chief operating officer and president of 4P Therapeutics since December 2018. He served as our vice president, clinical, regulatory, quality, and operations from April 2018, when we signed the agreement to acquire 4P Therapeutics. Dr. Smith co-founded 4P Therapeutics in 2011. From 2000 until 2011, Dr. Smith was with Altea Therapeutics, most recently serving as vice president, product development and head of clinical research and development, regulatory affairs, and project management. At Altea, he led major research and development programs with pharmaceutical companies such as Eli Lilly, Amylin, Hospira, Elan, and Novartis. Dr. Smith has more than 20 years of experience in the research and development of transdermal drug and biologic delivery systems, as well as diagnostics and medical devices for treatment and management of diabetes, chronic pain and cardiovascular disease. Prior to joining Altea Therapeutics, he led the development of transdermal glucose monitoring systems at SpectRx, Inc., a publicly traded noninvasive diagnostics company. Dr. Smith received Ph.D. and M.S. degrees in biomedical engineering from Rutgers University and the University of Medicine and Dentistry of New Jersey. He currently serves on the Editorial Advisory Board of the journal Expert Opinion on Drug Delivery.

MANAGEMENT TEAM



Patrick Ryan
Chief Technical Officer

Patrick Ryan has been chief technical officer since February 2018. Mr. Ryan also is also director of digital consultancy agency for and a director of Trigger Movement Ltd., a position he has held since September 2017. From 216 to September 2017, he was general manager of CRS Events. From 2013 to 2016, Mr. Ryan worked as an online security analyst with Paddy Power Betfair Plc. Mr Ryan serves as technical advisor for sports media brand, Pundit Arena, where he has advised on technical development since 2012 and as a digital consultant for Irish Aid Charity, Bóthar, where he works on the development of the charity's plans. Mr. Ryan has been involved in general technical consulting for startups and companies in Ireland for more than ten years. Mr. Ryan graduated with a Bachelors in Engineering from University College Dublin is working towards his masters in data analytics from National College of Ireland. Mr. Ryan works for us on a part-time basis.



Dr. Jeff Patrick
Chief Scientific Officer

Jeff Patrick, Pharm.D. has been our chief scientific officer since May 2018. He is also head of our scientific advisory board. Dr. Patrick has served as director of the Drug Development Institute at the Ohio State University Comprehensive Cancer Center since February 2017. Dr. Patrick served as chief scientific officer for New Haven Pharmaceuticals, Inc., a specialty pharmaceutical company, from October 2014 to February 2017 Dr. Patrick was global vice president of professional affairs at Mallinckrodt Pharmaceuticals, Inc. from April 2010 to August 2014. Dr. Patrick is a residency-trained clinical pharmacist with approximately 20 years of pharmaceutical industry experience. Dr. Patrick earned his B.S. and Pharm.D. degrees from the University of Tennessee. Dr. Patrick also completed the Wharton School of Business Pharmaceutical Executive Program. Dr. Patrick devotes only a portion of his time to our business. Dr. Patrick works for us on a part-time basis.



Dr. Larry Dillaha
Chief Medical Officer

Larry Dillaha, M.D. has been our chief medical officer since August 2018. Dr. Dillaha also serves as a member of our scientific advisory board. Dr. Dillaha was chief executive officer of Repros Therapeutics, a development stage biopharmaceutical company focused on the development of oral small molecule drugs, from February 2017 to February 2018 and the chief executive officer of CavtheRx, an inception stage biotechnology company, from June 2016 to February 2017, and chief operating officer and chief medical officer of New Haven Pharmaceuticals, a specialty pharmaceutical company from April 2014 to January 2017. He also served as chief medical officer of Insys Therapeutics from March 2010 to March 2014. Dr. Dillaha received an M.D. degree from the University of Tennessee, Memphis. Dr. Dillaha works for us on a part-time basis.

NON-MANAGEMENT DIRECTORS

Thomas Cooney

Director

Thomas Cooney has been a director since July 2018. Mr. Cooney is Professor of Entrepreneurship at the Dublin Institute of Technology, Academic Director of the DIT Institute for Minority Entrepreneurship, Adjunct Professor at the University of Turku (Finland) and Editor of the journal Small Enterprise Research. He is a former president of the International Council for Small Business (2012-13) and of the European Council for Small Business (2009-11), and was chair of the ICSB 2014 World Entrepreneurship Conference. He is a policy advisor to governments, European commission, OECD and other international organizations. He was a founding director of Startup Ireland and is a director of several businesses, and he works in various capacities with a range of commercial and not-for-profit enterprises. He has researched and published widely on the topic of entrepreneurship. Dr. Cooney received a B.Comm. from University College Cork, Ireland and an M.B.A from University of Bradford, England and his Ph.D. in 2001 from Trinity College, Ireland.

Steven P. Damon

Director

Steven P. Damon has been a director since April 2018, when we signed the agreement to acquire 4P Therapeutics. Mr. Damon is a co-founder of 4P Therapeutics, which was formed in 2011, and he has more than 20 years of experience with various business roles in the medical and pharmaceutical industries. Before founding 4P Therapeutics, Mr. Damon led the business development team at Altea Therapeutics as the company's senior vice president of business development. Mr. Damon is a director of Georgia BIO, a non-profit trade association that promotes Georgia's life science industry. Mr. Damon received is Bachelors in Business Administration and Associate in accounting from Colorado Mesa University.

Radu Bujoreanu

Director

Radu Bujoreanu has been a director since June 2019. Mr. Bujoreanu has been the owner and executive director of Consular Assistance, Inc., which provides assistance in obtaining visas for the Republic of Moldava and related services since December 2002, and he has been a real estate agent with Keller Williams Realty, Inc. since May 2019. Mr. Bujoreanu received his Bachelor in International Public Law from the University of Moldova.

Michael Doron

Director

Michael Doron, a director since July 2018, is the co-founding partner at Cidron Ventures AB. Cidron Ventures, a venture capital funds specializing in Series A and B financings of disruptive technology companies across the Nordic region. The fund's core focus is on capital efficient and B2B software propositions. Previously, Mr. Doron served on non-profit boards for more than 11 years while being active in several community service organizations. Mr. Doron attended The University of Maryland and American University.

Mark Hamilton

Director

Mark Hamilton, a director since July 2018, has been at BDO Ireland, a major accounting firm, for more than nine years, held positions in corporate finance, corporate advisory, restructuring and recovery, client management and in his current role in business development. Mr. Hamilton is a chartered accountant and has een a member of the Association of Chartered Accountants since 2012. Mr. Hamilton's accounting background and experience in corporate finance, corporate advisory and insolvency assists us in his role as an independent board member. Mr. Hamilton received a B.Sc. in Business and Management from Dublin Institute of Technology in 2008 and subsequently received 1st class honours in his postgraduate degree specializing in accountancy in 2009.

Stefan Mancas

Director

Stefan Mancas, a director since July 2018, received a Ph.D. in Applied Mathematics from the University of Central Florida in May 2007 under the supervision of Dr. Roy S. Choudhury, with the dissertation topic "Dissipative Solitons in the cubic-quintic Complex Ginzburg Landau equation: Bifurcations and Spatiotemporal Structure" for which he received the Outstanding Dissertation Award in 2008. Dr. Mancas is a professor and associate chair in the department of mathematics at Embry-Riddle Aeronautical University. He is the co-founder of the nonlinear Waves Lab which contains a 10 m. long water tank used for research in water waves, solitons in shallow water, vortex solitons, soliton ships, surface waves and wind-wave interaction, microcavitation, design and optimization, submarine currents, autonomous underwater vehicles, tractor beams, etc. He is also the organizer of national and international conferences in applied mathematics, and has published more than 40 articles in refereed journals.

Woody Jay Moore

Director

Woody Jay Moore, a director since July 2018, is a marketing executive with more than 20 years of accomplishments in Internet technologies, web services, professional sports, and entertainment. He is currently the vice president of marketing, halogen at Omicron Media, an Internet technologies and online video streaming company, a position he has held since March 2019. From October 2007 to February 2019, Mr. Moore was vice president of marketing for Highwinds Network Group, Inc., a content delivery network and secure edge services provider, which became StackPath in February 2017 Mr. Moore holds a Bachelor's Degree in Communication Studies from the University of California, Santa Barbara and a Master's Degree in Sports Administration from Florida State University.

Mr. Melnik and Mr. Moore are brothers-in-law.



HEADQUARTERS

Nutriband HQ
121 S. Orange Ave., Suite 1500,
Orlando, FL 32801

Phone: (001) 385-881-3385
Email: info@nutriband.com

UNDERWRITER

WallachBeth Capital
Harborside Financial Center Plaza 5
185 Hudson Street, Suite 1410
Jersey City, NJ 07311

Phone: 646-998-7602
Email: cap-mkts@wallachbeth.com